Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

NOTICE TO THE MARKET

Disclosure of Notice of Portugal Telecom about the General Shareholders Meeting to approve the execution of the Purchase and Sale Agreement of PT Portugal by Oi

Oi S.A. (the “Company”; Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with the Material Facts disclosed on December 9, 2014 and January 12, 2015 and the Notices to the Market disclosed on December 11 and 16, 2014 and January 16, 2015, informs its shareholders and the market in general that it has learned that Portugal Telecom, SGPS, S.A. (“PT SGPS”) disclosed a Notice on January 20, 2015 with clarifications for the general shareholders meeting of PT SGPS, to be held on January 22, 2015, to deliberate about the general terms and conditions of the purchase and sale agreement for the shares of PT Portugal SGPS S.A., executed by Oi and Altice S.A. on December 9, 2014. The full content of the Notice disclosed by PT SGPS is attached to this Notice to the Market.

Rio de Janeiro, January 21, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer

Announcement | Lisbon | 21 January 2015

Clarification related to the General Meeting of Shareholders

Considering the “Clarification for the Market on the General Meeting of Portugal Telecom SGPS, S.A.” and the content of the documents disclosed by CMVM, Portugal Telecom, SGPS, S.A. (“PT SGPS”) clarifies the following:

•	PT SGPS acknowledged the communication with reference 312/SCD/2015/1433 (Letter from the CMVM Executive Board to the Chair of the General Meeting Board) through its disclosure on the CMVM website.

•	PT SGPS disclosed, on January 15, 2015, an announcement to the market, following the additional assessments and requests of CMVM itself, regarding the announcement Project which had been made available to CMVM on January 10, 2015.

•	PT SGPS reaffirms the understanding that it has disclosed disclosed, on time and in compliance with the applicable legal provisions, the preparatory information for the General Meeting, and does not have any additional information regarding the matter subject to the evaluation and resolution of the shareholders.

•	In the General Meeting, the Board of Directors shall not cease to present to the Shareholders the information and clarifications due, under the terms of the Portuguese Companies Code.

•	Notwithstanding, given the content of the letter from the CMVM Executive Board to the Chair of the General Meeting Board, dated of January 20, 2015, PT SGPS clarifies the following:

1.	The scope and the content of the PwC report and the possible knowledge of the financial applications by Oi, S.A. (“Oi”) are not subject of the agenda of the General Meeting, which session shall be continued on January 22, 2015, at 15h, nor interfere with the same.

The scope of the work requested to PwC was referred on the Announcement of PT SGPS, of January 8, 2015, which, in compliance with Portuguese Law, did not include any legal analysis, aiming only at the determination of facts which had taken place.

2.	Regarding a “possible termination of the contracts”, as referred on the Announcement disclosed by PT SGPS on January 15, 2015, “According to the understanding of the Board of Directors of PT SGPS, any claim of contractual breach relating to the agreements in connection with the Business Combination would naturally be contested, leading the parties to a legal dispute of unpredictable duration in the Brazilian courts, further prolonging the deadlock situation of PT Portugal and inevitably creating a process of destruction of value for all parties involved.”

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

In this regard, Oi disclosed, on January 18, 2015, a press release where, among others, the following statements are made:

“With respect to the recent speculations about the possibility of undoing the capital increase (and, consequently, the merger), under the argument that there had been an alleged breach by Oi of the terms originally agreed upon for the merger, Oi states that the changes that are being made are the result of events subsequent to the capital increase and that led Oi and PT SGPS to consensually renegotiate the terms of the merger. And specifically with respect to the sale of PT Portugal, there is no breach of the terms of the merger agreements, given that the sale is subject to the approval of the shareholders of PT SGPS. If the shareholders approve the sale, the consent will have been given; if they do not approve, there will be no sale. In both cases, there will be no breach of what has been agreed; there is only the possibility of the occurrence or not of a consensual alteration to the previously agreed-upon terms.

In addition, since the contribution of the assets of PT Portugal to Oi took place in the context of the capital increase of the Brazilian company and such capital increase was approved, the transaction has reached its legal conclusion. Brazilian law, which governs the transaction, does not cover a contractual breach (which does not exist, in this case) as the basis for the reversal of a finalized capital increase. PT SGPS, in accordance with the material fact disclosed to the CMVM, contracted legal analyses whose findings conclude and ratify Oi’s understanding that the contribution is irreversible.”

The referred to statements from Oi, which are only binding to itself and not PT SGPS, demonstrate that Oi would not cease to challenge a possible allegation of the contractual breach and/or act aiming at a “possible termination of the contracts”, inevitably creating a process of destruction of value for all parties involved.

3.	Regarding the transfer of assets and debt as a result of the sale of PT PORTUGAL, it should be noted that this company is currently a subsidiary of Oi, and PT SGPS should not interfere in the relation between that company and its creditors. The protection of the securities holders shall result from the applicable law and the documents which regulate the issuing, as referred on the announcement disclosed by PT PORTUGAL on January 18, 2015. For more information, the announcement disclosed by PT Portugal, on January 18, 2015, should be addressed.

The Board of Directors of PT SGPS shall, on January 22, 2015, at 15h, on the General Meeting duly called, remain available to fulfill its fiduciary duties, hoping that it is finally allowed for the Shareholders to assess and decide whether they authorize or not the sale of PT PORTUGAL, in respect and under the scope of the principle of private autonomy.

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